

06007441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2006
209

SEC FILE NUMBER
8-53230

AD 4/1/06

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

SUPERFUND ASSET MANAGEMENT, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 North LaSalle Street, Suite 3250
(No. and Street)

Chicago   **Illinois**   **60601**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Fountas   **(312) 252-0300**
                                                (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____GEORGE FOUNTAS_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___SUPERFUND ASSET MANAGEMENT, INC.____, as of __December 31, 2005__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SUPERFUND ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT

for the year ended December 31, 2005



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
SUPERFUND ASSET MANAGEMENT, INC.

We have audited the accompanying statement of financial condition of SUPERFUND ASSET MANAGEMENT, INC. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SUPERFUND ASSET MANAGEMENT, INC. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 10, 2006

SUPERFUND ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2005

ASSETS

Cash	$	2,219,374
Receivable from brokers – dealers		4,294,348
Property, furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,001,268		3,816,703
Prepaid expenses		98,768
Deposits		378,446
	$	10,807,639

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	1,519,540
Income taxes payable, including deferred taxes of $1,317,000		2,775,272
		4,294,812

Commitments

Stockholders' Equity

Common stock, no par value; 10,000 shares authorized, 675 shares issued and outstanding		1,250
Additional paid-in capital		159,663
Treasury stock		(11,000)
Retained earnings		6,362,914
		6,512,827
	$	10,807,639

See accompanying notes.

SUPERFUND ASSET MANAGEMENT, INC.

STATEMENT OF OPERATIONS
for the year ended December 31, 2005

Revenues		
Commissions	$	52,215,585
Interest		144,510
		52,360,095
Expenses		
Commission expense		37,494,633
Employee compensation and benefits		5,325,507
Other operating expenses		734,608
Occupancy rental		1,341,983
Promotional		1,767,669
Travel and entertainment		278,214
Quotations		140,974
Professional fees		44,905
Communications		137,422
Depreciation and amortization		619,026
Fees and dues		60,707
		47,945,648
Income before income taxes		4,414,447
Provision for income taxes		1,847,455
Net income	$	2,566,992

See accompanying notes.

SUPERFUND ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, January 1, 2005	$ 1,250	$ 159,663	$ (11,000)	$ 3,795,922	$ 3,945,835
Net income				2,566,992	2,566,992
Balance, December 31, 2005	$ 1,250	$ 159,663	$ (11,000)	$ 6,362,914	$ 6,512,827

SUPERFUND ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
for the year ended December 31, 2005

Balance, January 1, 2005	$
Borrowings / repayments	
Balance, December 31, 2005	$

See accompanying notes.

SUPERFUND ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
for the year ended December 31, 2005

Operating Activities		
Net income	$	2,566,992
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Depreciation and amortization		619,026
Receivable from broker – dealers		3,183,105
Prepaid expenses		(20,147)
Deposits		66,145
Accounts payable and accrued expenses		(2,333,196)
Income taxes payable		661,366
Net Cash Provided by Operating Activities		4,743,291
Investing activities		
Purchases of property, furniture and equipment		(3,437,885)
Net Cash Used in Investing Activities		(3,437,885)
Net Increase in Cash		1,305,406
Cash, Beginning of Year		913,968
Cash, End of Year	$	2,219,374

See accompanying notes.

SUPERFUND ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
for the year ended December 31, 2005

1.　**Organization and Business**

SUPERFUND ASSET MANAGEMENT, INC. (the "Company") was incorporated in the State of Illinois on September 27, 1996. The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is also registered with the Commodity Futures Trading Commission (the "CFTC") as a non-guaranteed Introducing Broker and is a member of the National Futures Association. The Company solicits and accepts orders to buy or sell futures contracts and commodity options but does not accept money or other assets to support such orders.

2.　**Summary of Significant Accounting Policies**

Revenue Recognition

Commission revenue and related expenses on futures contracts are recorded on a "half-turn" basis, which is the date when the futures contract positions are opened or closed. Commission revenue and related expenses on options contracts are also recorded on a "half-turn" basis, which is the date when the positions are initially purchased or sold.

Income Taxes

The Company provides for taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns, if any. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

Depreciation and Amortization

Property, furniture, equipment and leasehold improvement are being depreciated over the estimated useful lives of the assets using accelerated methods. Depreciation and amortization expense for the year ended December 31, 2005 amounted to $619,026.

Statement of Cash Flows

For the statement of cash flows, cash is defined as cash and cash equivalents with maturities of less than three months.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

3.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15(c)3-1 requiring the Company to maintain "net capital" equal to $30,000. The Company is also subject to the CFTC Regulation 1.17. At December 31, 2005, the Company had net capital and net capital requirements of $1,886,284 and $286,320, respectively. The Company has elected to use the basic method as permitted by these rules.

4.   **Commitments**

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessors. The Company leases office space under noncancelable leases that expire through August 31, 2014. At December 31, 2005, the aggregate minimum annual rental commitments under these leases are as follows:

Year Ending December 31,	Amount
2006	857,069
2007	882,732
2008	909,018
2009	935,945
2010	839,171
2011-2014	3,057,307
	$ 7,481,242

Rental expense charged to operations for the year ended December 31, 2005 totaled $1,272,848.

5.   **Subsequent Event**

On January 18, 2006 the Company purchased real property in the approximate amount of $2,600,000. Even though this transaction had a significant negative effect on allowable assets for net capital purposes, the Company at all times was in compliance with the SEC Net Capital Rule.

SUPPLEMENTAL SCHEDULES

BROKER OR DEALER:	**SUPERFUND ASSET MANAGEMENT, INC.**	as of <u>December 31, 2005</u>	

COMPUTATION OF NET CAPITAL

1. Total ownership (from Statement of Financial Condition-Item 1800) — $ 6,512,827 [3480]
2. Deduct: Ownership equity not allowable for net capital [3490]
3. Total ownership equity qualified for net capital — $ 6,512,827 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — $ [3520]
   B. Other (deductions) or allowable subordinated liabilities [3525]
5. Total capital and allowable subordinated liabilities — $ 6,512,827 [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below) — $ 4,626,543 [3540]
      1. Additional charges for customers' and non-customers' security accounts [3550]
      2. Additional charges for customers' and non-customers' commodity accounts [3560]
   B. Aged fail-to-deliver [3570]
      1. Number of items [3450]
   C. Aged short security differences- less reserved of [3460] [3580]
      2. Number of items [3470]
   D. Secured demand note deficiency [3590]
   E. Commodity futures contract and spot commodities proprietary capital charges [3600]
   F. Other deductions and/or charges [3610]
   G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x) [3615]
   H. Total deduction and/or charges — $ (4,626,543) [3620]
7. Other additions and/or allowable credits (List) [3630]
8. Net Capital before haircuts on securities positions — $ 1,886,284 [3640]
9. Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):
   A. Contractual securities commitments [3660]
   B. Subordinated securities borrowings [3670]
   C. Trading and Investment securities
      1. Bankers' acceptance, certificates of deposit, and commercial paper [3680]
      2. U.S. and Canadian government obligations [3690]
      3. State and municipal government obligations [3700]
      4. Corporate obligations [3710]
      5. Stocks and warrants [3720]
      6. Options [3730]
      7. Arbitrage [3732]
      8. Other securities [3734]
   D. Undue concentration [3650]
   E. Other (List) [3736] — $ [37-
10. Net Capital — $ 1,886,284 [37:
    OMIT PENNIES

Non-Allowable Assets (line 6.A):
Property, furniture, equipment and leasehold improvement, net	$	3,816,703
Receivable from broker-dealer		332,626
Prepaid expenses		98,768
Deposits		378,446
	$	4,626,543

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

BROKER OR DEALER:	**SUPERFUND ASSET MANAGEMENT, INC.**	as of <u>December 31, 2005</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	286,320	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	30,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	286,320	[3760]
14.	Excess net capital (line 10 less 13)	$	1,599,964	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	1,456,802	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$	4,294,812	[3790]
17.	Add: A. Drafts for immediate credit	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]		
	C. Other unrecorded amounts (List)	[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			[3838]
19.	Total aggregate indebtedness	$	4,294,812	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)	%	228	[3850]
21.	Percentage of aggregate indebtedness to net capital <u>after</u> anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)			[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits			[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	-	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$	-	[3760]
25.	Excess net capital (line 10 less 24)	$	-	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)			[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)			[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$	-	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of Partnerships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NAME OF COMPANY	EMPLOYER ID NO.	NFA ID NO.
SUPERFUND ASSET MANAGEMENT, INC.	36-4106849	274889

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2005

1. Current assets .... 6,181,096 [3000]

2. Total liabilities .... 4,294,812 [3030]

3. Deductions from total liabilities
   A. Liabilities subject to satisfactory
      Subordinated agreements
      (page 3, line 19.A)............................. _____ [3040]
   B. Certain deferred income tax liability
      (see regulation 1.17(c)(4)(iv)................. _____ [3050]
   C. Certain current income tax liability
      (see regulation 1.17(c)(4)9v))............... _____ [3060]
   D. Long term debt pursuant to
      regulation 1.17(c)(4)(vi)...................... _____ [3070]
   E. Total deductions................................. (_____) [3080]
   F. Adjusted liabilities.............................. 4,294,812 [3090]

4. Net capital (subtract line 3.F. from line 1)... 1,886,284 [3100]

Charges Against Net Capital (see regulation 1.17(c)(5))

5. Charges against inventories held, fixed price commitments, and advances
   against cash commodity contracts (see regulation 1.17(c)(5)(i) and (ii)
   for specific charge. If charge is applicable, attach statement
   showing calculation of charge)... _____ [3155]

6. Charges as specified in section 240.15c3-1(c)92)(vi) and (vii)
   against securities owned by firm:

	MARKET VALUE		CHARGE	
A. U.S. and Canadian government obligations	_____	[3160]	_____	[3170]
B. State and Municipal government obligations	_____	[3180]	_____	[3190]
C. Certificates of deposit, commercial paper... and bankers' acceptances....................	_____	[3200]	_____	[3210]
D. Corporate obligations............................	_____	[3220]	_____	[3230]
E. Stocks and warrants..............................	_____	[3240]	_____	[3250]
F. Other securities...................................	_____	[3260]	_____	[3270]
G. Total charges (add lines 6.A. - 6.F)			_____	[3280]

7. Charges as specified in section 240.15c3-1(c)(2)(iv)(F)
   A. Against securities purchased under agreements to resell................................... _____ [3290]
   B. Against securities sold under agreements to repurchase.................................... _____ [3300]

8. Charges on securities options as specified in section 240.15c3-1. Appendix A................. _____ [3310]

Non-Allowable Assets:

Property, Furniture, equipment and leasehold improvement, net	$	3,816,703
Receivable from broker-dealer		332,626
Prepaid expenses		98,768
Deposits		378,446
	$	4,626,543

NAME OF COMPANY	EMPLOYER ID NO:	NFA ID NO:
SUPERFUND ASSET MANAGEMENT, INC.	36-4106849	274889

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2005 (CONTINUED)

9. Charges against open commodity in the IB's account
   A. Uncovered exchange-traded futures and granted options contracts - percentage of margin requirements applicable to such contracts _____ [3350]

   B. Ten percent (10%) of the market value of commodities which underlie commodity options not traded on a contract market carried long by the applicant or registrant which has value and such value increased adjusted net capital (this charge is limited to the value attributed to such options) _____ [3380]

   C. Commodity options which are traded on contract markets and carried long in proprietary accounts. Charge is the same as would be applied if applicant or registrant was the grantor of the options (this charge is limited to the value attributed to such options) _____ [3390]

10. Five percent (5%) of all unsecured receivables from unregistered futures commission merchants or securities brokers or dealers _____ [3410]

11. Deficiency in collateral for secured demand notes _____ [3420]

12. Adjustment to eliminate benefits of consolidation (explain in separate page) _____ [3430]

13. Total charges (add lines 5 through 12) _____ [3440]

Net Capital Computation

14. Adjusted net capital (subtract line 13 from line 4).. 1,886,284 [3500]

15. Net capital required (show $40,000 if IB is not a member of a designated self-regulatory organization) 30,000 [3600]

16. Excess net capital (subtract line 15 from line 14) 1,856,284 [3610]

SUPERFUND ASSET MANAGEMENT, INC.

FINANCIAL AND OPTERATION COMBINED UNIFORM
SINGLE REPORT PART IIA
for the year ended December 31, 2005

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanation for differences between the unaudited and audited FOCUS Part IIA Report as of December 31, 2005:

Net capital per unaudited FOCUS report	$	1,886,284
Net capital per audited FOCUS report	$	1,886,284

SUPERFUND ASSET MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
for the year ended December 31, 2005

Free credit balances in customers' security accounts	$	
105% of excess of total credits		
Balance in reserve bank account	$	

NOTE: The above calculation does not differ from the computation for determination of Reserve Requirement under Rule 15c3-3 as of December 31, 2005, filed by Superfund Asset Management, Inc. in its Form X-17a-5 with the National Association of Securities Dealers, Inc.

SUPERFUND ASSET MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
for the year ended December 31, 2005

The Company did not handle any customer cash or securities during the year ended December 31, 2005 and does not have any customer accounts.

SUPERFUND ASSET MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
for the year ended December 31, 2005

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2005 and does not have any PAIB accounts.

SUPERFUND ASSET MANAGEMENT, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
for the year ended December 31, 2005

The Company did not handle any customer cash or securities during the year ended December 31, 2005 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Stockholders of
SUPERFUND ASSET MANAGEMENT, INC.

In planning and performing our audit of the financial statements of SUPERFUND ASSET MANAGEMENT, INC. (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

Our review indicated that the Company, although not exempt from Rule 15c-3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than Partners of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2005, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 10, 2006